                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                           -------------------------

                                   FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE PLAN YEAR ENDED DECEMBER 31, 2001 (NO FEE REQUIRED)


[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934


                       Commission File Number -- 0-20490

                           -------------------------

A. Full title of the plan and address of the plan, if different from that of the issuer name below:

       The Carbide/Graphite Group, Inc. Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

       The Carbide/Graphite Group, Inc.
       One Gateway Center, 19th Floor
       Pittsburgh, PA 15222

     THE CARBIDE/GRAPHITE GROUP
     SAVINGS INVESTMENT PLAN
     FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     DECEMBER 31, 2001 AND 2000

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------


                                                                        PAGE

Report of Independent Accountants                                         1


Financial Statements:

   Statements of Net Assets Available for Benefits
     December 31, 2001 and 2000                                           2

   Statement of Changes in Net Assets Available for Benefits
     Year Ended December 31, 2001                                         3

   Notes to Financial Statements                                         4-7


Supplemental Schedule:

   Schedule of Assets Held for Investment Purposes at End of Year
     December 31, 2001                                                    8

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Carbide/Graphite Group Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Carbide/Graphite Group Savings Investment Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 24, 2002

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------

                                                           2001                2000

 ASSETS

Investments, at fair value (Note 3)                     $38,149,494         $45,912,601
                                                        -----------         -----------

Net assets available for benefits                       $38,149,494         $45,912,601
                                                        ===========         ===========






   The accompanying notes are an integral part of these financial statements.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------


Additions:
    Interest income                                                         $  143,588
    Dividend income                                                            700,032
    Employee contributions                                                   1,438,740
    Employer contributions                                                     442,777
    Other                                                                        4,521
                                                                           -----------

         Total additions                                                     2,729,658

Deductions:
    Net depreciation in fair value of investments                           (7,157,346)
    Withdrawals                                                             (3,335,419)
                                                                           -----------

         Total deductions                                                  (10,492,765)
                                                                           -----------

Net change in net assets available for benefits                             (7,763,107)

Net assets available for benefits, beginning of plan year                   45,912,601
                                                                           -----------

Net assets available for benefits, end of plan year                        $38,149,494
                                                                           ===========




   The accompanying notes are an integral part of these financial statements.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN AND BENEFITS

      The Carbide/Graphite Group Savings Investment Plan (the Plan), established on August 1, 1998, is a defined contribution plan covering eligible salaried employees of The Carbide/Graphite Group, Inc. (the Company). The Plan is administered by the Pension Committee, which consists of three members who are appointed by the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      On September 21, 2001, the Company filed for relief under the protection of Chapter 11 of the Federal Bankruptcy Code. Under Chapter 11, certain claims against the Company in existence prior to the filing for relief are stayed while the Company continues business operations as a debtor-in-possession. Management of the Company is in the process of developing its plan of reorganization for submission to the Federal Bankruptcy Court for approval.

      The Plan and the Plan's assets were not included in the Chapter 11 filing, as they are held in a trust outside the reach of the creditors. The Plan's sponsor has the discretion to terminate the Plan and may do so, resulting in the discontinuance of further contributions in part or in full on behalf of the plan participants. In the event the Company is liquidated under the provisions of Chapter 7 of the Federal Bankruptcy Code, the Plan's assets will remain in trust and will be available for benefit payments in accordance with the Plan's provisions for all participants.

      Generally, the Plan provides that employees may make regular contributions of 2% to 16% of their salaries on a before-tax, after-tax or combined basis, subject to limitations specified in the Internal Revenue Code. Employees are eligible to participate after three months of employment.

      Employees direct that their contributions be invested in the funds offered by the Plan. Contributions may be invested entirely in one fund or allocated between the funds, subject to allocation limitations set forth in the plan document. Changes in allocation of future contributions and transfers of presently invested contributions between funds are permitted pursuant to the plan document and are executed by plan participants through recordkeeping functions provided by Dreyfus Retirement Services.

      The Company contributes to the Plan at the rate of 50% of the employees' contributions, up to 6% of the employees' salary. Company profit-sharing contributions made on behalf of each participant who is an employee during the fiscal year shall be based on the individual's pay rate as of July 31 of such fiscal year. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year financial performance. In no event, however, shall such contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

      For the year ended December 31, 2001, the Company did not make any profit-sharing or discretionary contributions due to the financial condition of the Company. The Company's ability to make contributions in future years is uncertain due to the bankruptcy.

      Income on employee contributions and employer contributions is allocated to participants' employee and employer accounts based on the relationship of each participant's account to the total of all participants' accounts. Participants are fully vested in the value of their contributions and related investment income at all times. They become fully vested in their allocated share of employer contributions and related investment income after four years of continuous service. For the year ended December 31, 2001, forfeited nonvested accounts totaled $17,267. These accounts were reallocated to participants in the same manner as employer contributions.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------


      Withdrawals from the Plan are permitted under the various options as more fully described in the plan document.

      Reference should be made to the plan document for additional information concerning contributions, eligibility, income allocation, withdrawals, vesting and other important features of the Plan. Although there is not a present intent to do so, the Company has reserved the right to terminate or partially terminate the Plan. In the event of Plan termination, all participants continue to be fully vested in any funds that have been allocated to them.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

      USE OF ESTIMATES
      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles require the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      The Plan provides for various investment options in any combination of mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risk. It is at least reasonably possible that changes in risks, in the near term would materially affect participant account balances and the amounts reported in the statement of net assets available for benefits during the reporting period.

      INVESTMENT VALUATION
      Investments in the Dreyfus-Certus Stable Value Fund are stated at $1.00. The Dreyfus Trust Company seeks to stabilize the value of units in the fund at $1.00.

      Investments in The Carbide/Graphite Group Common Stock Fund, Dreyfus Appreciation Fund, Dreyfus Premier Balanced Fund, Dreyfus Basic S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Emerging Leaders Fund, Dreyfus Premier Technology Growth Fund, Morgan Stanley Institutional Funds Mid-Cap Growth Portfolio, Morgan Stanley Institutional Funds Mid-Cap Value Portfolio, PIMCO Total Return Fund and Templeton Foreign Fund are valued based on the market values of the underlying investments in these funds.

      Participant loans included in the Loan Fund are stated at net realizable value (total borrowings less repaid principal).

      Accrued interest and dividends due each fund are reflected as a component of investments, at fair value, in the statement of net assets available for benefits as of December 31, 2001 and 2000.

      The gain or loss on the sale of investments is based on the actual cost of each of the individual securities.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of investments, which consists of realized gains and losses from sales of investments, and, in accordance with the policy of stating investments at fair value, the unrealized appreciation and depreciation on the fair value of its investments.

      In the normal course of business, the Plan enters into financial instrument transactions. Market risk arises from the possibility that market changes, including interest rate movements, may make financial instruments less valuable. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Plan has control procedures regarding the transactions with specific counterparties, the manner in which transactions are settled and the ongoing assessment of counterparty creditworthiness. The Plan's exposure to accounting loss in the event of non-performance of the other party to the financial instrument is represented by the amounts recorded on the statement of net assets available for benefits.

      ADMINISTRATIVE EXPENSES
      Administrative expenses of the Plan, including legal and audit fees, are paid by the Company and, as such, are not expenses of the Plan.


3.    INVESTMENTS

      Investments greater than 5% of the net assets available for benefits as of December 31, 2001 and 2000 are as follows:

                                                 2001              2000
Morgan Stanley Institutional
  Funds Mid-Cap Growth Portfolio              $7,024,585      $ 11,276,958
Dreyfus-Certus Stable Value Fund               8,302,326         7,533,611
Dreyfus Disciplined Stock Fund                 5,913,792         7,506,362
Dreyfus Appreciation Fund                      5,912,399         7,042,186
Templeton Foreign Fund                         2,327,528         2,549,068
Pimco Total Return Fund                        2,488,251                 -




      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,157,346 as follows:

      Mutual funds                                          $ (5,928,905)
      Common stock                                            (1,228,441)
                                                            ------------
                                                            $ (7,157,346)
                                                            ============

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------


4.    PARTICIPANT LOANS

      Loans are available to all participants subject to provisions set forth in the plan document. The loans bear interest at the prime rate in effect at the time of the borrowing plus 1% and remain fixed for the term of the loan. Loan terms and repayment policies are designed to be in compliance with the requirements of Section 401(k) of the Internal Revenue Code.

      For the year ended December 31, 2001, new participant loans were made in the amount of $668,628 and principal payments were made in the amount of $662,870.


5.    TAX STATUS

      The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Plan is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.


6.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are managed by Dreyfus Trust Company. Since Dreyfus Trust Company is also the trustee of the Plan, these are party-in-interest transactions.

THE CARBIDE/GRAPHITE GROUP
SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN 25-1575609, PLAN NUMBER 002
------------------------------------------------------------------------------
DECEMBER 31, 2001

                                                                                                    MARKET
           ISSUER                                         DESCRIPTION                                VALUE
Carbide/Graphite Group, Inc.*                 Common Stock Fund                                    $    91,454

Participant Loans*                            Loan Fund, interest rates are prime plus 1%            1,579,078

Dreyfus Trust Company*                        Certus Stable Value Fund                               8,302,326

PIMCO Funds                                   Total Return Fund                                      2,488,251

Dreyfus Trust Company*                        Appreciation Fund                                      5,912,399

Dreyfus Trust Company*                        Premier Balanced Fund                                  1,708,878

Dreyfus Trust Company*                        Basic S&P 500 Stock Index Fund                           636,531

Dreyfus Trust Company*                        Disciplined Stock Fund                                 5,913,792

Dreyfus Trust Company*                        Emerging Leaders Fund                                  1,186,350

Dreyfus Trust Company*                        Premier Technology Growth Fund                           138,687

Morgan Stanley Institutional Funds            Mid-Cap Growth Portfolio                               7,024,585

Morgan Stanley Institutional Funds            Mid-Cap Value Portfolio                                  839,635

Franklin Templeton                            Foreign Fund                                           2,327,528
                                                                                                   -----------

                                                                                                   $38,149,494
                                                                                                   ===========



*Denotes party-in-interest.